FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Alamos Gold Inc. (the “Company”)
Suite 2010, 120 Adelaide Street, West
Toronto, Ontario
M5H 1T1

Item 2.

Date of Material Changes

June 26, 2006

Item 3.

News Release

The news release was issued at Toronto, Ontario on June 26, 2006.

Item 4.

Summary of Material Change

The Company announced that the period for early conversion of the outstanding 5.5% Convertible Unsecured Subordinated Debentures due 2010 (the “Debentures”), which began at 9:00 a.m. (Eastern Time) on June 1, 2006, has ended at 5:00 p.m. (Eastern Time) on June 22, 2006 (the “Incentive Conversion Period”).

Item 5.

Full Description of Material Change

The Company announced that the period for early conversion of the outstanding Debentures which began at 9:00 a.m. (Eastern Time) on the Incentive Conversion Period.

During the Incentive Conversion Period, a total of $44,615,000 aggregate principal amount of Debentures was tendered for conversion.  The owners of the Debentures tendered for conversion are entitled to receive 20.5907 common shares of the Company for each $100 of principal amount of the Debentures converted, and 18.86792 common shares of the Company for each $100 of accrued interest converted, being 9,346,365 common shares in total.

The rights and privileges of Debentureholders who did not elect to take advantage of this incentive remain unchanged.

Item 6.

Reliance on Section 7.1(2) or (3) of National Instrument 51-102

Not Applicable

Item 7.

Omitted Information

Not Applicable

Item 8.

Executive Officer

The following Executive Officer of the Company is available to answer questions regarding this report:

John A. McCluskey
President and Chief Executive Officer
416.368.9932 (ext 203)

Item 9.

Date of Report

Dated at Toronto, Ontario, this 26th day of June, 2006.